Obseva SA

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a biopharmaceutical company focused on the development of novel therapies to improve women’s reproductive health. We are advancing a development program focused on improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization.

On July 27, 2022, we announced plans to initiate a corporate restructuring and refocus our development and commercialization strategy. We believed these changes were necessary due to the commercial landscape and potential additional capital needed to fund the completion of the linzagolix clinical development program, as the U.S. Food and Drug Administration (“FDA”) notified us of review issues regarding deficiencies in the New Drug Application (“NDA”) for linzagolix for uterine fibroids. These review issues precluded discussion of labeling and post-marketing commitments. As a result, our Board of Directors decided to undertake the following actions in July 2022: (i) give notice of termination of our license agreement with Kissei Pharmaceutical Co., Ltd (“Kissei”) for the development and commercialization of linzagolix (the “Kissei License Agreement”); (ii) commence planned corporate restructuring to resize the Company to be able to meet its license obligations and assess strategic options with respect to pipeline development; and (iii) file an application to the competent court in Geneva, Switzerland for a court-sanctioned moratorium to facilitate the planned restructuring.

As a result of the termination of the Kissei License Agreement, our licensing agreement with Theramex HQ UK Limited (“Theramex”) for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia (the “Theramex License Agreement”), was automatically assigned to Kissei and we have no further rights or obligations under the agreement. In addition, we assigned to Kissei a number of clinical, manufacturing, and scientific contracts related to the development of linzagolix.  As of the issuance date of the unaudited condensed consolidated financial statements, we have assigned substantially all contracts associated with the linzagolix program which represents approximately USD 5.0 million in transferred obligations to Kissei.

On September 12, 2022, following a consultation process with our employees, the Board of Directors authorized the termination of approximately 70% of employees. We expect to substantially complete the terminations during the fourth quarter of 2022, and to achieve savings of approximately $7.6 million on an annual basis, which represents estimated cash compensation related to salary, bonus, and benefits to affected employees.

On October 20, 2022, we attended the first hearing with the competent court in Geneva, Switzerland, whereby our request to suspend proceedings through November 30, 2022 was granted.  On December 1, 2022, the competent court in Geneva, Switzerland granted the Company until December 15, 2022 to provide the Swiss courts with Swiss statutory financial information, at which time we intend to withdraw our moratorium proceedings, however there is no assurance that we will be able to withdraw such moratorium proceedings.

On October 26, 2022, we entered into an amendment and forbearance extension agreement (the “Extension Amendment”) with certain funds and accounts managed by JGB Management, Inc. (“JGB”) related to our securities purchase agreement (the “Securities Purchase Agreement”), that certain Senior Secured Convertible Note due October 12, 2024, in the aggregate original principal amount of approximately $31.5 million (the “First Tranche Note”), and that certain Senior Secured Convertible Note due January 28, 2025, in the aggregate original principal amount of USD 10.5 million (the “Second Tranche Note”, and together with the First Tranche Note, the “Outstanding Notes”, and together with the Securities Purchase Agreement and ancillary agreements thereto, the “Transaction Agreements”) with JGB. Pursuant to the Extension Amendment, JGB agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Transaction Agreements with respect to the events of default under the Outstanding Notes resulting from our previously announced application to the courts of competent jurisdiction of the Swiss canton of Geneva for a preliminary moratorium (the “Events of Default”) until the earlier to occur of (i) December 1, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the forbearance on exercising such rights and remedies, (i) the conversion price for USD 2.0 million of outstanding principal amount of the Outstanding Notes was adjusted to a conversion price of USD 0.19 per share (subject to adjustment as provided in the Outstanding Notes), and (ii) an aggregate of USD 0.5 million of outstanding principal amount (such amount a part of the USD 2.0 million principal amount with a conversion price of USD 0.19 per share) and all accrued and unpaid interest on the Outstanding Notes through and including October 31, 2022, was exchanged for 2,631,579 common shares, representing a conversion price of USD 0.19 per share.

On November 21, 2022, we announced that we had entered into an IP Acquisition Agreement (the “IP Acquisition Agreement”) with XOMA Corporation (“XOMA”) for the sale of all of our rights to ebopiprant, , an investigational, orally active, selective prostaglandin F2α (PGF2α) receptor antagonist being evaluated as a potential treatment for preterm labor by reducing inflammation

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and uterine contractions, for an upfront payment of USD 15 million and future milestone payments of up to approximately USD 98 million upon the achievement of certain development and regulatory milestones and sales milestones under the July 2021 license agreement with Organon. Under the terms of the agreement, we sold to XOMA all of our rights, including the assignment of our July 2021 license agreement with Organon & Co. (“Organon”) and June 2015 license agreement with Merck KGaA, Darmstadt, Germany related to ebopiprant, and the intellectual property estate, to ebopiprant. As consideration for the sale of all of our rights to ebopiprant, we received an upfront cash payment of USD 15 million upon the closing of the transaction, and we are eligible to receive up to approximately USD 98 million upon the achievement of certain development and regulatory milestones and sales milestones under our July 2021 license agreement with Organon for ebopiprant that was sold to XOMA in the transaction. We do not have any remaining performance obligations related to Organon or XOMA for ebopiprant.

We expect proceeds from the IP Acquisition Agreement with XOMA to resolve our overindebted position, enabling us to apply to the Swiss courts for the dismissal of moratorium proceedings and regain compliance with The Nasdaq Stock Market (“Nasdaq”) stockholders’ equity requirement for continued listing. On December 1, 2022, the competent court in Geneva, Switzerland granted us until December 15, 2022 to provide the Swiss courts with Swiss statutory financial information, at which time we intend to withdraw our moratorium proceedings, however there is no assurance that we will be able to withdraw such moratorium proceedings.

On November 21, 2022, we and JGB entered into a Consent and Amendment Agreement (the “Consent”), whereby JGB consented to our transaction with XOMA, and we agreed to maintain restricted cash equal to the total amount of outstanding principal under the Outstanding Notes, subject to reduction upon conversion or payoff of the notes and agreed to amend the maturity date for each Outstanding Note to December 31, 2023.

Our portfolio currently consists of one mid-stage development in-licensed compounds (nolasiban) in development to address areas that we believe present significant unmet medical needs:

Nolasiban for the improvement of pregnancy and birth rates in women undergoing embryo transfer following in-vitro fertilization

In January 2020, we and Hangzhou YuYuan BioScience Technology Co., Ltd., or YuYuan, entered into a sublicense agreement (the “YuYuan Sublicense Agreement”) to develop and commercialize nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF, in the People's Republic of China. Under the terms of the agreement, YuYuan has the exclusive rights to develop and commercialize nolasiban in China and will fund all development and registration activities in China. On October 13, 2022, we announced that Yuyuan’s IND application for a Phase 1 trial of nolasiban was approved by the Center for Drug Evaluation at the Chinese National Medical Products Administration. Yuyuan plans to initiate a single-center, randomized, double-blind, placebo-controlled Phase 1 clinical trial in China to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamic characteristics of nolasiban in healthy adult female subjects. We retain all rights to the product outside of China and have agreed to collaborate with YuYuan on its global development. Our development and commercialization partnership with YuYuan continues with steering committee meetings to define the development plan for nolasiban in China for women undergoing embryo transfer following IVF.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to our portfolio and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations mostly through the sale of equity and debt. From inception through September 30, 2022, we raised an aggregate of USD 447.7 million of net proceeds from the sale of equity securities and USD 64.5 million from the issuance of debt instruments, of which USD 56.0 million has been repaid.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were USD 56.7 million and USD 38.3 million for the nine-months ended September 30, 2022 and September 30, 2021, respectively. As of September 30, 2022, we had accumulated losses of USD 518.7 million, out of which USD 30.6 million were offset with share premium. We expect to continue to incur operating losses for the foreseeable future. We used USD 31.1 million and USD 57.5 million of cash in operations in the nine-months ended September 30, 2022 and September 30, 2021, respectively.

We anticipate that our expenses will remain substantial in connection with our ongoing activities as we continue to invest in the clinical development of nolasiban and any clinical trials, nonclinical studies and pre-commercial activities that we may conduct for nolasiban. We will need substantial additional funding to support our operating activities as we advance our product candidate through clinical development, seek regulatory approval and prepare for and invest in future commercialization of this candidate, if approved. Adequate funding may not be available to us on acceptable terms, or at all. We are also exploring various alternatives for the future potential development and commercialization of our product candidate, including through collaborations with third parties.

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We have no manufacturing facilities, and all of our product manufacturing is contracted out to third parties. We currently utilize third-party contract research organizations, or CROs, to carry out our clinical development and trials.

COVID-19 and Geopolitical Events Business Update

We have implemented a number of plans and policies designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business. We continue to closely monitor the ongoing COVID-19 situation and will evolve our plans and policies as needed going forward. If the COVID-19 pandemic continues to persist for an extended period and begins to impact essential distribution systems, we could experience disruptions to our supply chain and operations, and associated delays in the manufacturing of clinical trial supply.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business and operations, or the business and operations of our strategic partners, will depend on future developments that are highly uncertain, including the duration and spread of the pandemic, and the actions taken to contain it, such as the impact and effectiveness of any current or future governmental measures implemented in response thereto, or new information that may emerge concerning COVID-19.

In addition, the U.S. government and other nations have imposed significant restrictions on most companies’ ability to do business in Russia as a result of the ongoing military conflict between Russia and Ukraine. It is not possible to predict the broader or longer-term consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our business, ability to develop our product candidates, our supply chain or our collaborators.

Strategic Licensing Agreements

Linzagolix

Kissei

In November 2015, we entered into the Kissei License Agreement with Kissei. Pursuant to the Kissei License Agreement we received an exclusive license to develop, manufacture and commercialize products containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights throughout the world except for specified Asian countries. We arranged to exclusively acquire from Kissei the material necessary to produce linzagolix.

In July 2022, in connection with our plans to initiate a corporate restructuring and refocus our development and commercialization strategy, the Kissei License Agreement was terminated.

Theramex

In February 2022, we entered into the Theramex License Agreement with Theramex for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia.   As a result of termination of the Kissei License Agreement in July 2022, the Theramex License Agreement was automatically assigned to Kissei and we have no further rights or obligations under the agreement.

Ebopiprant

Merck Serono

In June 2015, we entered into the 2015 license agreement with Merck Serono (the “Merck Serono License Agreement”), which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including ebopiprant.

As a result of the IP Acquisition Agreement with XOMA, the Merck Serono License Agreement was automatically assigned to XOMA and we have no further rights or obligations under the agreement.

Organon

In July 2021, we entered into an agreement with Organon (the “Organon License Agreement”), pursuant to which we granted to Organon exclusive rights to develop, use, register, import, export, manufacture, market, promote, distribute, offer for sale and commercialize ebopiprant worldwide. In consideration for entering into the agreement, Organon has agreed to make up to USD 500

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million in upfront and milestone payments, including USD 25 million that was paid at signing, up to USD 90 million in development and regulatory milestones and up to USD 385 million in sales-based milestones. In addition, Organon has agreed to pay us tiered double-digit royalties on annual net sales of all products, subject to specified reductions, until, on a country-by-country and product-by-product basis, the latest of (i) the expiration of the last valid claim covering such product in such country, (ii) expiration of regulatory exclusivity for such product in such country, and (iii) ten years from the first commercial sale of such product in such country.

As a result of the IP Acquisition Agreement with XOMA, the Organon License Agreement was automatically assigned to XOMA. As consideration for the sale of all of our rights to ebopiprant, we received from XOMA an upfront cash payment of USD 15 million upon the closing of the transaction, and we are eligible to receive up to approximately USD 98 million upon the achievement of certain development and regulatory milestones and sales milestones under the Organon License Agreement. We have no further rights or obligations under the agreement.

Nolasiban

Ares Trading

In August 2013, we entered into the 2013 license agreement with Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including nolasiban. In consideration for the license, we issued 914,069 Series A preferred shares to Merck Serono at the time of our Series A financing, which had a fair value of USD 4.9 million based on an exchange rate of USD 1.00 for CHF 0.9244 as of the date of the transaction. With respect to any products we commercialize under the 2013 license agreement, we agreed to pay Merck Serono royalties based on a high-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

YuYuan

In January 2020, we entered into the YuYuan Sublicense Agreement with YuYan, pursuant to which we granted to YuYuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. In consideration for entering into the YuYuan Sublicense Agreement, YuYuan has agreed to make aggregate milestone payments of up to USD 17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to USD 115.0 million upon the achievement of additional, tiered sales milestones. In addition, YuYuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second digits, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

Components of Results of Operations

Operating income other than revenue

To date, we have not generated any revenue from product sales and we do not expect to generate revenue unless and until we successfully complete development and obtain regulatory approval for our product candidate.

Operating income other than revenue consists primarily of gains on disposal of intangible assets and the assignment of contractual obligations.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities and consist mainly of direct research and development costs, which include: costs associated with the use of CROs and consultants hired to assist on our research and development activities; personnel expenses, which include salaries, benefits and share-based compensation expenses for our employees; expenses related to regulatory affairs and intellectual property; manufacturing costs in connection with conducting nonclinical studies and clinical trials; and depreciation expense for assets used in research and development activities. Research and development costs are generally expensed as incurred. However, costs for certain activities, such as manufacturing and nonclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.

Obseva SA

Our employee, consultant and infrastructure resources are typically utilized across our multiple research and development programs. We track outsourced research and development costs by product candidate or nonclinical program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates.

At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidate through clinical trials and regulatory submissions. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidate. This is due to the numerous risks and uncertainties associated with developing such product candidate, including:

•	the number of clinical sites included in the trials;
•	the length of time required to enroll suitable patients;
•	the number of patients that ultimately participate in the trials;
•	the number of doses patients receive;
•	the duration of patient follow-up;
•	the results of our clinical trials; and
•	regulatory requirements in support of potential approvals.

In addition, the probability of success for our product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of our product candidate would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, related to executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes commercialization readiness costs, facility costs not otherwise included in research and development expenses, legal fees related to corporate matters, fees for accounting and consulting services, and costs of director and officer insurance.

We anticipate that our general and administrative expenses will decrease in the future as a result of our corporate restructuring. We also anticipate that we will continue spending material accounting, audit, legal, regulatory and compliance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Expense, Net

Finance expense, net, consists of foreign exchange loss and gain, interest expense associated with our lease liabilities and debt instruments, and the change in estimated cash flows from financial liabilities. We anticipate that our finance expense, net will decrease in the future as the principal balance on the outstanding convertible notes held by JGB has decreased substantially in 2022. See Liquidity and Capital Resources – Sources of Funds – Securities Purchase Agreement below for further information on the Securities Purchase Agreement and outstanding convertible notes held by JGB.

Loss on event of default

Loss on event of default represents the charge associated with the certain events of default under the outstanding convertible notes with JGB. See Liquidity and Capital Resources – Sources of Funds – Securities Purchase Agreement below for further information on the Securities Purchase Agreement and outstanding convertible notes held by JGB.

Gain on debt extinguishment

Gain on debt extinguishment represents the benefit associated with the early retirement of the outstanding convertible notes under the Securities Purchase Agreement with JGB. See Liquidity and Capital Resources – Sources of Funds – Securities Purchase Agreement below for further information on the Securities Purchase Agreement and outstanding convertible notes held by JGB.

Taxation

Obseva SA

We are subject to corporate taxation in Switzerland, Ireland, Netherlands and the United States.

In 2015, the Canton of Geneva granted us a ten-year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2021, we had tax loss carryforwards totaling USD 422.1 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our Swiss, Irish and Dutch subsidiaries had no activity in 2022 or 2021. Our US subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses during 2022 and 2021.

Analysis of Results of Operations

Comparison of the three-month periods ended September 30, 2022 and September 30, 2021

Operating income other than revenue

Operating income other than revenue decreased by USD 16.4 million in the three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021, as USD 3.7 million in assignment income was recognized following the assignment of linzagolix contractual obligations to Kissei in the current period as compared to the net proceeds of USD 20.1 million received from the Organon License Agreement in the prior period.

Operating Expenses

Research and Development Expenses

	Three-month period ended September 30,
	2022	2021	Change
	(in thousands)
	(unaudited)
Directly allocable research and development expenses	$(165)	$(7,998)	$7,833
Unallocated expenses
Staff costs	(52)	(2,724)	2,672
Other research and development costs	(475)	(809)	334
Total research and development expenses	$(692)	$(11,531)	$10,839

Research and development expenses decreased by USD 10.8 million in the three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021, primarily due to the transfer of contractual obligations on the linzagolix program following the termination of the Kissei License Agreement in July 2022 and related vendor contracts, as well as lower salaries, bonus estimates, and share based compensation expense resulting from our termination of approximately 70% of our employees as announced in September 2022 and other actions related to our corporate restructuring.

General and Administrative Expenses

	Three-month period ended September 30,
	2022	2021	Change
	(in thousands)
	(unaudited)
Staff costs	$(1,442)	$(2,345)	$903
Professional fees	(1,259)	(3,810)	2,551
Other general and administrative costs	(948)	(880)	(68)
Total general and administrative expenses	$(3,649)	$(7,035)	$3,386

General and administrative expenses in the three-month period ended September 30, 2022 decreased by USD 3.4 million compared to the three-month period ended September 30, 2021, primarily due to decreased professional fees resulting from the reduction of consulting services following the termination of the Kissei License Agreement, as well as decreased salary and share based compensation expenses resulting from our termination of approximately 70% of our employees as announced in September 2022 and other actions related to our corporate restructuring.

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Finance Expense, Net

	Three-month period ended September 30,
	2022	2021	Change
	(in thousands) (unaudited)
Loss on event of default	$(17,586)	$—	$(17,586)
Gain on debt extinguishment	5,713	—	5,713
Interest expense	(631)	(703)	72
Foreign exchange gain / (loss)	52	10	42
Other finance income	970	—	970
Finance expense, net	$(11,482)	$(693)	$(10,789)

Finance expense, net in the three-month period ended September 30, 2022 increased by USD 10.8 million compared to the three-month period ended September 30, 2021, primarily due to a loss on the Event of Default under the Outstanding Notes, partially offset by a gain recognized on the extinguishment of debt resulting from our JGB Amendment and Forbearance Agreement with JGB entered into in July 2022 (the "Amendment and Forbearance Agreement”) related to the Securities Purchase Agreement and the Outstanding Notes, and other finance income recognized upon the release of a portion of the prepayment penalty upon conversion of a portion of the outstanding principal balance under the Outstanding Notes during the three months ended September 30, 2022.

Comparison of the nine-month periods ended September 30, 2022 and September 30, 2021

Operating income other than revenue

Operating income other than revenue decreased in the nine-month period ended September 30, 2022 by USD 11.5 million as compared to the nine-month period ended September 30, 2021 due to the difference in the assignment income recognized during the nine months ended September 30, 2022 following the termination of the Kissei License Agreement and assignment of linzagolix contractual obligations related to the linzagolix program to Kissei, compared to the aggregate upfront proceeds of USD 20.1 million received pursuant to the Theramex License Agreement and the Organon License Agreement, net of the derecognition of the related intangible assets, during the nine-month period ended September 30, 2021.

Operating Expenses

Research and Development Expenses

	Nine months period ended September 30,
	2022	2021	Change
	(in thousands)
	(unaudited)
Directly allocable research and development expenses	$(5,909)	$(30,610)	$24,701
Unallocated expenses
Staff costs	(5,192)	(8,762)	3,570
Other research and development costs	(2,310)	(2,160)	(150)
Total research and development expenses	$(13,411)	$(41,532)	$28,121

Research and development expenses decreased by USD 28.1 million in the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021, primarily due lower expenditures in our linzagolix program resulting from the termination of the Kissei License Agreement and assignment of linzagolix contractual obligations related to the linzagolix program to Kissei, and lower salary, bonus, and share based compensation expenses as a result of our termination of approximately 70% of our employees as announced in September 2022 and other actions related to our corporate restructuring.

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General and Administrative Expenses

	Nine months period ended September 30,
	2022	2021	Change
	(in thousands)
	(unaudited)
Staff costs	$(6,443)	$(6,140)	$(303)
Professional fees	(8,773)	(6,317)	(2,456)
Other general and administrative costs	(3,177)	(2,657)	(520)
Total general and administrative expenses	$(18,393)	$(15,114)	$(3,279)

General and administrative expenses in the nine-month period ended September 30, 2022 increased by USD 3.3 million compared to the nine-month period ended September 30, 2021, primarily due to increased professional fees resulting from legal fees incurred for our restructuring, licensing, and debt transactions entered into during the nine months ended September 30, 2022.

Impairment expense

	Nine months period ended September 30,
	2022	2021	Change
	(in thousands) (unaudited)
Impairment of intangible asset	$(19,400)	—	$(19,400)

Impairment expense in the nine-month period ended September 30, 2022 increased by USD 19.4 million compared to the nine-month period ended September 30, 2021, due to the review issues communicated by the FDA regarding deficiencies in the NDA for linzagolix for uterine fibroids in June 2022. We concluded that the full remaining net book value of the asset was impaired as of June 30, 2022 and recorded a charge of USD 19.4 million.

Finance Expense, Net

	Nine months period ended September 30,
	2022	2021	Change
	(in thousands) (unaudited)
Loss on event of default	$(17,586)	$—	$(17,586)
Gain on debt extinguishment	5,713	—	5,713
Interest expense	(3,571)	(2,049)	(1,522)
Foreign exchange gain / (loss)	514	329	185
Other finance income	970	—	970
Finance expense, net	$(13,960)	$(1,720)	$(12,240)

Finance expense, net in the nine-month period ended September 30, 2022 increased by USD 12.2 million compared to the nine-month period ended September 30, 2021, primarily due to the loss on the Event of Default under the outstanding convertible notes held by JGB, partially offset by the gain recognized on the extinguishment of debt resulting from the Amendment and Forbearance Agreement and other finance income recognized upon the release of a portion of the prepayment penalty upon conversion of a portion of the outstanding principal balance under the Outstanding Notes during the nine months ended September 30, 2022, as well as incremental interest expense associated with our Outstanding Notes and our lease liabilities.

Liquidity and Capital Resources

Sources of Funds

As of September 30, 2022, we had USD 9.7 million in cash and cash equivalents.

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity, debt financing and license of our product candidates. From inception through September 30, 2022, we raised an aggregate of USD 447.7 million of net proceeds from the sale of equity securities, through public and private offerings and our at-the-market programs. As of September 30, 2022, we have net borrowings of USD 8.9 million under our Securities Purchase Agreement with JGB, a portion of which was used to fully retire our prior credit facility, or the Oxford Credit Facility, with Oxford Finance LLC in October 2021. In July 2021, we received USD 25.0 million from Organon in connection

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with the licensing agreement for ebopiprant. In February 2022, we received EUR 5.0 million from Theramex in connection with the Theramax License Agreement. As of September 30, 2022, we recognized USD 3.7 million through the assignment of contractual obligations related to our linzagolix program to Kissei, following the termination of the Kissei License Agreement in July 2022.

Securities Purchase Agreement

On October 12, 2021, we entered into the Securities Purchase Agreement with JGB, which is structured to provide up to USD 135 million in borrowing capacity, available in nine tranches. We received gross proceeds of USD 30 million at closing and used the proceeds to repay all amounts outstanding under the Oxford Credit Facility. On January 28, 2022, we entered into an amendment agreement and an amended and restated securities purchase agreement (the “Amendment Agreements”), with JGB regarding the second tranche under the Securities Purchase Agreement. In connection with the Amendment Agreements, we received proceeds of USD 10.5 million (USD 975 thousand of original issue discount) in the second tranche, funded on January 28, 2022, and the conversion price for the note issued in the second tranche was adjusted to a price of USD 1.66 per common share. In addition, as adjusted pursuant to the Amendment Agreements, we issued a warrant to purchase 1,018,716 of our common shares at an exercise price of USD 1.87 per share.

On July 27, 2022, our announced application to the courts of competent jurisdiction of the Swiss canton of Geneva for a preliminary moratorium resulted in the Events of Default under the Outstanding Notes (the “Events of Default”).

On July 31, 2022, we entered into the Amendment and Forbearance Agreement with JGB, pursuant to which we and JGB agreed to apply USD 31.0 million (the “Account Balances”) previously held in a control account in accordance with the Transaction Agreements against the Outstanding Notes on a pro rata basis, and JGB waived any application of the 25% prepayment premium permitted under the Outstanding Notes with respect to the Account Balances through the forbearance period. In addition, JGB agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Transaction Agreements with respect to the Events of Default until the earlier to occur of (i) October 29, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the waiver of the prepayment penalty and forbearance on exercising such rights and remedies, USD 1.5 million was added to the outstanding principal balance under the Outstanding Notes, resulting in an aggregate outstanding balance of approximately USD 11.0 million under the Outstanding Notes, the conversion price of the Outstanding Notes was adjusted to a conversion price of USD 0.26 per share (subject to adjustment as provided in the Outstanding Notes) and our right to mandatory conversion of any convertible notes issued pursuant to the Securities Purchase Agreement, including the Outstanding Notes, was terminated. In addition, JGB is no longer obligated to fund any future mandatory or optional tranche closing under the Securities Purchase Agreement.

Following the execution of the amendment, JGB converted USD 3.8 million of the outstanding principal balance and USD 0.4 million of accrued and unpaid interest under the Outstanding Notes into 16,346,135 common shares.

On October 26, 2022, we entered into the Extension Amendment with JGB, pursuant to which JGB agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Transaction Agreements with respect to the Events of Default until the earlier to occur of (i) December 1, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the forbearance on exercising such rights and remedies, (i) the conversion price for USD 2,000,000 of outstanding principal amount of the Outstanding Notes was adjusted to a conversion price of USD 0.19 per share (subject to adjustment as provided in the Outstanding Notes), and (ii) an aggregate of USD 500,000 of outstanding principal amount (such amount a part of the USD 2,000,000 principal amount with a conversion price of USD 0.19 per share) and all accrued and unpaid interest on the Outstanding Notes through and including October 31, 2022, was exchanged for 2,631,579 common shares, representing a conversion price of USD 0.19 per share.

On November 21, 2022, we and JGB entered into the “Consent, whereby JGB consented to our transaction with XOMA, and we agreed to maintain restricted cash equal to the total amount of outstanding principal and accrued interest of USD 6.8 million under the Outstanding Notes, subject to reduction upon conversion or payoff of the notes and agreed to amend the maturity date for each Outstanding Note to December 31, 2023.

ATM Program

During the nine-months period ended September 30, 2022, we sold a total of 6,821,086 treasury shares at an average price of USD 1.39 per share, as part of our ATM program with SVB Leerink LLC. These multiple daily transactions generated total gross proceeds of USD 6.6 million. Directly related share issuance costs of USD 0.2 million were recorded as a deduction in equity. During the three months ended September 30, 2022, our ATM program expired.

Material Cash Requirements

Obseva SA

Our primary uses of cash are to fund research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. As of September 30, 2022, other than our Securities Purchase Agreement with JGB, we have no other ongoing material financing commitments, such as lines of credits or guarantees.

We expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be unable to continue operations or we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We have incurred recurring losses since inception, including net losses of USD 56.7 million for the nine-month period ended September 30, 2022. As of September 30, 2022, we had accumulated losses of USD 518.7 million, out of which USD 30.6 million were offset with share premium. We expect to continue to generate operating losses for the foreseeable future. As of September 30, 2022, we had cash and cash equivalents of USD 9.7 million. We have prepared our unaudited condensed consolidated financial statements assuming that we will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. To date, we have funded our operations through equity and debt offerings and through payments from licensors. We believe that our current cash and cash equivalents, after taking into account the upfront payment of USD 15 million from the IP Acquisition Agreement with XOMA and our corporate restructuring actions, including a mass dismissal process pursuant to Swiss law, are only sufficient to fund our operating expenses through the fourth quarter of 2023 and this raises substantial doubt about our ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about our ability to continue as a going concern within one year from the date of the issuance of the consolidated financial statements. Our future viability is dependent on our ability to raise additional capital to finance our future operations and implement a successful corporate reorganization. We may raise funds through equity or debt offerings. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to shareholders. We may receive future milestone payments from licensors or pursuant to the IP Acquisition Agreement, but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. We may also be subject to certain restrictions and limitations on raising funds if we are unable to withdraw our pending moratorium proceedings and the court-sanctioned moratorium is granted by the competent court in Geneva, Switzerland or if do not regain compliance with the continued listing standards of Nasdaq. The inability to obtain funding, as and when needed, would have a negative impact on our operations, financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our product candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Management continues to explore all potential options to obtain additional funding. However, there is no assurance that we will be successful in raising funds, or obtain sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, results of operations and financial conditions. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect.

Our future material cash requirements will depend on many factors, including:

•

actions taken in connection with or as a result of our corporate restructuring to resize the Company and be able to meet other license obligations and assess strategic options with respect to pipeline development;

•	our ability to withdraw our pending moratorium proceedings and the court-sanctioned moratorium is granted by the competent court in Geneva, Switzerland;
•	our ability to regain compliance with the continued listing standards of Nasdaq;
•	the scope, progress, results and costs of nonclinical studies and clinical trials for our product candidate nolasiban;
•

the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for nolasiban;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;
•	the extent to which we in-license or acquire other product candidates and technologies;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidate;
•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for our product candidate for which we receive marketing approval;
•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

Obseva SA

•	our ability to establish strategic collaborations; and
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Identifying potential product candidates and conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from royalties and milestone payments. We may be unable to derive revenue from sales of products, on a timely basis or at all.

Until such time that we can generate substantial product revenue, if ever, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

We may be subject to certain restrictions and limitations on raising funds if we are unable to withdraw our pending moratorium proceedings and the court-sanctioned moratorium is granted by the competent court in Geneva, Switzerland or if we do not regain compliance with the continued listing standards of Nasdaq. If we are unable to raise additional funds through equity or debt financings when needed, we may be unable to continue operations or may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the nine-month periods ended September 30, 2022 and September 30, 2021:

	Nine months period ended September 30,
	2022	2021
	(in thousands)
	(unaudited)
Cash and cash equivalents at beginning of period	$54,734	$31,183
Net cash used in operating activities	(31,067)	(57,547)
Net cash from investing activities	5,676	22,186
Net cash (used in) from financing activities	(19,317)	67,250
Effect of exchange rates	(342)	(188)
Cash and cash equivalents at end of period	$9,684	$62,884

Operating Activities

Net cash used in operating activities was USD 31.1 million for the nine-month period ended September 30, 2022 compared to USD 57.5 million for the nine-month period ended September 30, 2021.  The decrease in our cash used in operating activities of USD 26.5 million is due to an increase in net loss before taxes of USD 18.5 million, offset by changes in net working capital of USD 4.2 million and a decrease in non-cash items of USD 40.8 million.

Investing Activities

Net cash from investing activities was USD 5.7 million for the nine-month period ended September 30, 2022, compared to net cash from investing activities of USD 22.2 million for the nine-month period ended September 30, 2021.  The decrease in net cash from investing activities of USD 16.5 million is due primarily to the difference in a gain on debt extinguishment recognized during the nine-month period ended September 30, 2022 compared to the aggregate upfront proceeds received during the nine-month period ended September 30, 2021 from the Theramex License Agreement and Organon License Agreement, net of the derecognition of the related intangible assets.

Obseva SA

Financing Activities

Net cash used in financing activities was USD 19.3 million for the nine-month period ended September 30, 2022 compared to net cash provided by financing activities of USD 67.3 million for the nine-month period ended September 30, 2021. The decrease in net cash from financing activities of USD 84.0 million is primarily due to the USD 31.0 million prepayment of convertible debt, a decrease in proceeds from the issuance of shares of USD 42.5 million from our expired ATM programs (USD 6.6 million in proceeds received in the nine-month period ending September 30, 2022 compared to the USD 49.0 million in proceeds received in the nine-month period ending September 30, 2021) and a decrease in the proceeds from the exercise of warrants of USD 22.1 million, offset by USD 8.6 million in proceeds from the issuance of convertible debt under the Securities Purchase Agreement with JGB.

Main Contractual Obligations and Commitments

We enter into contracts in the normal course of business with clinical research organizations for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and we believe that our non-cancelable obligations under these agreements are not material.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated interim financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

As described below, the accounting policies used in the preparation and presentation of these unaudited condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2021, which should be read in conjunction with the unaudited condensed consolidated financial statements and management’s discussion and analysis as they provide an update of previously reported information.

The preparation of our unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Recent Accounting Pronouncements

The adoption of International Financial Reporting Standards (IFRS) as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2022 had no material impact on our financial position.

JOBS Act Exemption

In April 2012, the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

As an emerging growth company, subject to certain conditions, we are relying on certain of exemptions under the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in January 2017, (b) in which we have total annual gross revenues of at least USD 1.235 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission (SEC), which means the market value of our common shares that is held by non-affiliates exceeds USD 700 million as of the prior June 30, and (2) the date on which we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period. We will be an “emerging growth company” until December 31, 2022.

U.S. Domestic Filer Status

Obseva SA

We are currently a foreign private issuer and therefore, are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (1) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (2)(a) a majority of our executive officers or directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually as of the end of the most recently completed second fiscal quarter. As of June 30, 2022, the last business day of our second fiscal quarter, more than 50% of our securities were held by U.S. residents and more than 50% of our board and executive team were residents of the United States. Therefore, we have determined that we will lose this status beginning in 2023, and will be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, including the filing of financial statements in accordance with United States Generally Accepted Accounting Principles.

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will” and “would”, or the negative of these and similar expressions. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3.D—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 10, 2022, and the Risk Factors disclosed in our Report on Form 6-K filed with the SEC on May 17, 2022 and August 17, 2022, and our Report on Form 6-K filed with the SEC on December 1, 2022, to which this Exhibit is attached, and other filings we make with the SEC. These risks and uncertainties include factors relating to:

•

the outcome and potential impact of our filing to the competent court in Geneva, Switzerland for a court-sanctioned moratorium, including with respect to our agreements with third parties, including the Securities Purchase Agreement with JGB, of our mass dismissal process, and in our ability to successfully restructure our operations and refocus our development and commercialization strategy;

•	the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including ongoing and future trials of nolasiban;
•

our or our partners’ ability to obtain and maintain regulatory approval of our product candidate in any of the indications for which we or our partners plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•	our ability to continue as a going concern and to obtain funding for our operations, and the terms on which we are able to raise that additional capital;
•	the ability of our common shares to continue being listed on the Nasdaq Global Select Market based on compliance;
•	our plans to research, develop and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates;
•	the clinical utility of our product candidates;
•	the size and growth potential of the markets for our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others;

•	the timing and amount of milestone and royalty payments we are required to make or that we may receive under our license agreements;
•	our ability to attract and retain qualified employees and key personnel;

Obseva SA

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the activities of our competitors and the success of competing therapies that are or become available;
•	our plans to in-license or acquire additional product candidates;
•	our ability to support our operations as a public company upon losing emerging growth company status and becoming a domestic filer effective as of January 1, 2023;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	our ability to build our commercialization organization;
•	the duration, severity and impact on our operations and clinical trials of the COVID-19 pandemic or other geopolitical events;
•	regulatory developments in the United States and foreign countries; and
•	other risks and uncertainties, including those listed in the Annual Report, titled “Item 3.D—Risk Factors”.

Forward-looking statements speak only as of the date they are made. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except as required by law.